UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

U.S. Well Services, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

91274U 200

(CUSIP Number)

Ross A. Oliver

Crestview Partners

590 Madison Avenue, 42nd Floor

New York, NY 10022

(212) 906-0700

Copies to:

E. Ramey Layne

Crosby Scofield

Vinson & Elkins L.L.P.

845 Texas Avenue, Suite 4700

Houston, Texas 77002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Name of Reporting Person Crestview Partners III GP, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

1	Name of Reporting Person Crestview III USWS, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

1	Name of Reporting Person Crestview III USWS TE, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person CO

This Amendment No. 8 to Schedule 13D (this “Statement”) amends and restates the Schedule 13D originally filed by the Reporting Persons (as defined below) on November 19, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on May 29, 2019, as further amended by Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on November 12, 2019, as further amended by Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on April 2, 2020, as further amended by Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on June 29, 2021, as further amended by Amendment No. 5 to the Schedule 13D filed by the Reporting Persons on September 21, 2021, as further amended by Amendment No. 6 to the Schedule 13D filed by the Reporting Persons on March 2, 2022, and as further amended by Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on June 23, 2022 (the Original Schedule 13D, as so amended, the “Schedule 13D”). Unless otherwise indicated herein, each capitalized term used but not otherwise defined in this Statement shall have the meaning ascribed to such term in the Schedule 13D. Except as specifically amended by this Statement, the Schedule 13D is unchanged.

Item 4.	Purpose of Transaction.

On November 1, 2022, the transactions contemplated by the 2022 Merger Agreement, including the Merger, were consummated. Pursuant to the Merger, ProFrac acquired the Issuer through the merger of Merger Sub with and into the Issuer, with the Issuer surviving the Merger as an indirect wholly owned subsidiary of ProFrac.

In connection with the consummation of the transactions contemplated by the Merger Agreement, among other things, (a) each share of Series A Preferred Stock held by the Crestview Parties as of immediately prior to the Effective Time was converted into Optional Merger Conversion Shares, (b) each of the PIK Notes held by the Crestview Parties as of immediately prior to the Effective Time was converted into Note Merger Conversion Shares, (c) each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time, including all Optional Merger Conversion Shares and Note Merger Conversion Shares, was converted into the right to receive 0.3366 shares of ProFrac Stock, (d) each of the Initial Warrants and Preferred Warrants held by the Crestview Parties immediately prior to the Effective Time was assumed by ProFrac and amended in the manner contemplated by the Merger Agreement and (e) and the 2022 Warrants held by the Crestview Parties were sold to ProFrac pursuant to the Warrant Purchase Agreement for an aggregate purchase price of $1,227,906.94.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) As a result of the transactions described in Item 4 above, none of the Reporting Persons beneficially owns any shares Class A Common Stock or has any voting or dispositive power over any shares of Class A Common Stock as of the date of this Statement.

(c)       Except as described in Item 4 above, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 to the Schedule 13D, has effected any transaction in the Class A Common Stock in the past 60 days.

(d)       Not applicable.

(e)       On November 1, 2022, as a result of the transactions described in Item 4 above, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

Date: November 3, 2022

CRESTVIEW PARTNERS III GP, L.P.

By:	Crestview, L.L.C., its general partner

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

CRESTVIEW III USWS, L.P.

By:	Crestview III USWS GenPar, LLC, its general partner

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

CRESTVIEW III USWS TE, LLC

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel